UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2020

Commission File Number: 001-35053

INTERXION HOLDING N.V.

(Translation of registrant’s name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as exhibits to this report on Form 6-K are the following items which are included in our shareholder mailing for our Extraordinary General Meeting of Shareholders to be held on February 27, 2020: (i) Notice of Extraordinary General Meeting to the Shareholders of InterXion Holding N.V., (ii) Proxy Statement for Extraordinary General Meeting and (iii) InterXion Holding N.V. Proxy Card.

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447), (iii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364) and (iv) the Registration Statement on Form F-3 of the Registrant originally filed with the Securities and Exchange Commission on June 25, 2019 (File No. 333-232331).

Exhibit

99.1	Notice of Extraordinary General Meeting to the Shareholders of InterXion Holding N.V.

99.2	Proxy Statement for Extraordinary General Meeting

99.3	InterXion Holding N.V. Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: January 31, 2020